March 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Geoff Kruczek
Jay Ingram
Ernest Greene
Anne McConnell

Re:	MeaTech 3D Ltd. Registration Statement on Form F-1 Filed on February 18, 2021 File No. 333-253257

Ladies and Gentlemen:

On behalf of MeaTech 3D Ltd. (“MeaTech” or the “Company”), we are submitting this letter in response to a letter, dated March 1, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, which was filed publicly with the Commission on February 18, 2021 (the “Registration Statement”). The Company is concurrently electronically submitting for filing the Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. The page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to filing this letter via EDGAR, we are sending you supplementally the Amended Registration Statement (marked to show changes from the Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
March 5, 2021

Form F-1 filed 02/18/2021

Summary Consolidated Financial Data
Preliminary Cash Estimate, page 13

1.
We note your disclosure of a preliminary cash and cash equivalent balance as of December 31, 2020. Please revise your disclosure to clarify, if accurate, that this preliminary balance does not reflect the reduction in cash that occurred as a result of your acquisition of Peace of Meat BV on February 10, 2012.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement in response to the Staff’s comment.

 Exhibit 23.1, page II-4

2.
We note your auditor has consented to their reported dated January 27, 2021 with respect to your financial statements that appear in the Form F-1. Please have your auditor revise their consent to refer to their actual report date of January 26, 2021 instead of January 27, 2021 so that the auditor’s report date referenced in the consent agrees with the auditor’s report date in the filing.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages F-2 and F-8 of the Amended Registration Statement in response to the Staff’s comment to reflect the actual report date of January 27, 2021.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Brian K. Rosenzweig Brian K. Rosenzweig Covington & Burling LLP

cc:
Sharon Fima, MeaTech 3D Ltd.
Guy Hefer, MeaTech 3D Ltd.
Avraham Hampel, MeaTech 3D Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Yaron Kaiser, Kaufman, Rabinovich, Kaiser, Raz & Co.
Gary Emmanuel, McDermott Will & Emery LLP
Zvi Gabbay, Barnea & Co.
Ron Shuhatovich, Barnea & Co.